Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Incorporation

Panhandle Eastern Pipe Line Company, LP	Delaware
Trunkline Gas Company, LLC	Delaware
Trunkline LNG Company, LLC	Delaware
Pan Gas Storage, LLC	Delaware
CCE Acquisition LLC	Delaware
CCE Holdings, LLC	Delaware
CrossCountry Citrus, LLC	Delaware
SUG Energy, LLC	Texas
Southern Union Gas Services, Ltd.	Texas

Note:      Certain wholly-owned subsidiaries of Southern Union Company are not named above. Considered in the aggregate as a single subsidiary, these unnamed entities would not constitute a "significant subsidiary" at the end of the year covered by this report. Additionally, the Company has other subsidiaries that conduct no business except to the extent necessary to maintain their corporate name or existence.